As filed with the Securities and Exchange Commission on April 25, 1997

                                        Registration Statement No. 333- ________
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                              --------------------

                          BEACON PROPERTIES CORPORATION
             (Exact name of registrant as specified in its charter)


           Maryland                                              04-3224258
(State or other jurisdiction of                               (I.R.S. Employer
incorporation or organization)                               Identification No.)

                                 50 Rowes Wharf
                           Boston, Massachusetts 02110
                                 (617) 330-1400
         (Address and Telephone Number of Principal Executive Offices)

                                Alan M. Leventhal
                      President and Chief Executive Officer
                                       and
                              William A. Bonn, Esq.
                                 General Counsel
                          Beacon Properties Corporation
                                 50 Rowes Wharf
                           Boston, Massachusetts 02110
                                 (617) 330-1400
                      (Name, Address and Telephone Number,
                   Including Area Code, of Agent for Service)

                              --------------------

                                    copy to:
                             Gilbert G. Menna, P.C.
                            Kathryn I. Murtagh, Esq.
                           Goodwin, Procter & Hoar LLP
                                 Exchange Place
                                Boston, MA 02109
                                 (617) 570-1433
                              --------------------

        Approximate date of commencement of proposed sale to public: From time to time after this registration statement becomes effective, as determined by the Registering Stockholder.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                         CALCULATION OF REGISTRATION FEE

============================================================================================================================
 Title of Securities Being         Amount to be           Proposed Maximum          Proposed Maximum          Amount of
         Registered                 Registered           Offering Price Per        Aggregate Offering     Registration Fee
                                                             Share (1)                   Price
-----------------------------------------------------------------------------------------------------------------------------
        Common Stock                 585,750              $30.875                  $18,085,032             $5,481
=============================================================================================================================

(1) This estimate is based on the average of the high ($31.00) and low ($30.75) sales prices on the New York Stock Exchange of the Common Stock of Beacon Properties Corporation on April 23, 1997, pursuant to Rule 457(c) under the Securities Act of 1933, as amended, and is made solely for purposes of determining the registration fee.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell nor the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


PROSPECTUS
----------
                              Subject to Completion

                   Preliminary Prospectus dated April 25, 1997

                                 585,750 Shares

                          Beacon Properties Corporation

                                  Common Stock

                                 ---------------

        Beacon Properties Corporation (along with its subsidiaries, the "Company") owns a portfolio of Class A office properties and other commercial properties located in major metropolitan areas, including Boston, Atlanta, Chicago, Los Angeles, San Francisco and Washington, D.C., as well as commercial real estate development, acquisition, leasing, design and management businesses. The Company owns or has an interest in 105 income producing commercial properties encompassing approximately 16.3 million rentable square feet (each, a "Property" and collectively, the "Properties"). The Company is a self-administered and self-managed real estate investment trust (a "REIT").

        All of the shares of common stock of the Company, par value $.01 per share ("Common Stock"), offered hereby are being registered for the account of Metropolitan Life Insurance Company (the "Registering Stockholder"), who may receive such shares in exchange for units of limited partnership interest ("Units") in Beacon Properties, L.P. (the "Operating Partnership'), of which the Company is the sole general partner. The Operating Partnership issued 1,171,500 Units (585,750 of which may be redeemed on or after June 27, 1997 and the re-sale of Common Stock received upon redemption of such Units is covered by this registration statement), to the Registering Stockholder in connection with a sale of Property pursuant to a Sale and Contribution Agreement by and between the Registering Stockholder and the Operating Partnership. See "Plan of Distribution" and "Registering Stockholder." Pursuant to the agreement of limited partnership of the Operating Partnership (the "Partnership Agreement"), a Unitholder may tender all or a portion of its Units to the Operating Partnership for cash; provided, however, that the Company may acquire each Unit so tendered for one share of Common Stock (subject to certain adjustments in the event of stock dividends and stock splits). The Company anticipates that it generally will elect to reserve Common Stock in exchange for Units tendered for redemption rather than paying cash. The Registering Stockholder, directly or through agents, dealers or underwriters designated from time to time, may sell all or a portion of the shares of Common Stock received upon the redemption of Units from time to time on terms to be determined at the time of sale. To the extent required, the specific shares of Common Stock to be sold, the respective purchase prices and public offering prices, the names of any such agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement.
See "Plan of Distribution." The Registering Stockholder reserves the sole right to accept and, together with the Registering Stockholder's agents, dealers or underwriters from time to time, to reject, in whole or in part, any proposed purchase of shares of Common Stock to be made directly or through agents, dealers or underwriters.

        The aggregate proceeds to the Registering Stockholder from the sale of the shares of Common Stock offered hereby (the "Offering") will be the purchase price of the shares of Common Stock sold less the aggregate agents' commissions and underwriters' discounts, if any, and other expenses of issuance and distribution not borne by the Company. The Company will pay all of the expenses of the Offering other than agents' commissions and underwriters' discounts with respect to the shares of Common Stock offered hereby, and transfer taxes, if any. The Company will not receive any proceeds from the sale by the Registering Stockholder of such shares.

        The Registering Stockholder and any agents, dealers or underwriters that participate with the Registering Stockholder in the distribution of the shares of Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), in which case any commissions received by such agents, dealers or underwriters and any profit on the resale of the shares of Common Stock purchased by them may be deemed underwriting commissions or discounts under the Securities Act. See "Plan of Distribution" for indemnification arrangements between the Company and the Registering Stockholder.

        The Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol "BCN." To ensure that the Company maintains its qualification as a REIT, ownership by any single person is limited to 6.0%, or 9.9% for certain stockholders, of the value of the outstanding capital stock of the Company.

           See "Risk Factors" on page 3 for certain factors relevant to an investment in the Common Stock.

                               -------------------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
            SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES
               AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR
               ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                       THE CONTRARY IS A CRIMINAL OFFENSE.

                               -------------------

                    The date of this Prospectus is __, 1997.

                              AVAILABLE INFORMATION

        The Company has filed with the Securities and Exchange Commission (the "SEC" or "Commission") a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Redemption Shares. This Prospectus, which constitutes part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. The Registration Statement, including exhibits thereto, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and copies may be obtained at the prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. The Commission also maintains a Web site at http://www.sec.gov containing reports, proxy and other information statements regarding registrants, including the company, that file electronically with the Commission. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the locations described above. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. In addition, the Common Stock is listed on the NYSE, and such materials can be inspected and copied at the NYSE, 20 Broad Street, New York, New York 10005.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The following documents are incorporated herein by reference:

        1. The Company's Annual Report on Form 10-K for the year ended December 31, 1996, filed with the Commission pursuant to the Exchange Act, including all amendments thereto.

        2. The Company's Current Reports on Form 8-K, dated January 5, 1996, February 15, 1996, July 23, 1996, October 18, 1996, December 18, 1996, December 20, 1996 and March 27, 1997 filed with the Commission pursuant to the Exchange Act, including all amendments thereto.

        3. The Company's Current Reports of Form 8-K/A dated August 6, 1996 (which Current Report relates to the Form 8-K, dated July 23, 1996) and April 7, 1997 (which Current Reports relates to the Form 8-K dated March 27, 1997) filed with the Commission pursuant to the Exchange Act, including amendments thereto.

        4. The description of the Company's Common Stock contained in its Registration Statement on Form 8-A filed with the Commission pursuant to the Exchange Act, including all amendments and reports updating such description.

        In addition, all documents subsequently filed with the Commission by the Company pursuant to Section 13(a) and 13(c), Section 14 and Section 15(d) of the Exchange Act prior to the filing of a post-effective amendment hereto that indicates that all shares of Common Stock registered hereunder have been sold or that deregisters all shares of Common Stock then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be a part hereof from the date of filing of such documents.

        Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        Any person receiving a copy of this Prospectus may obtain, without charge, upon written or oral request, a copy of any of the documents incorporated by reference herein, except for the exhibits to such documents. Written requests should be mailed to Kathleen M. McCarthy, Beacon Properties Corporation, 50 Rowes Wharf, Boston, Massachusetts 02110. Telephone requests may be directed to Ms. McCarthy at (617) 330-1400.

                                  RISK FACTORS

        This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below. An investment in the Common Stock involves various risks. Unitholders and other prospective investors should carefully consider the following information in conjunction with the other information contained in this Prospectus before making an investment decision regarding the Redemption Shares.

Risks Associated with the Addition of a Substantial Number of New Properties

        The Company is currently experiencing a period of rapid growth. Since January 1996, the Company has invested approximately $1.3 billion in office properties, increasing its interests in real estate by over 245%. The Company's ability to manage its growth effectively will require it to apply successfully its experience managing its existing portfolio to new markets and to an increased number of properties. The Company's results of operations and ability to make expected distributions to Stockholders could be adversely affected if the Company is unable to manage these operations effectively. There can be no assurance that the Company will be able to manage these operations effectively.

Risks of Adverse Effect on Company from Debt Servicing and Refinancing, Increases in Interest Rates, Financial Covenants and Absence of Limitations of Debt

        Debt Financing and Existing Debt Maturities.

        The Company intends to finance the acquisition of additional properties through the use of debt and equity financing. Additionally, in connection with the acquisition of certain Properties for Units, the Company has agreed to maintain certain levels of nonrecourse debt on the properties in order to minimize the tax consequences of these acquisitions to the Unit recipients. The Company is therefore subject to risks normally associated with debt financing, including the possibility that the Company will have insufficient cash flow to meet required principal and interest payments, will be unable to refinance existing indebtedness (which in most cases will not be fully amortized at maturity), or will be unable to secure favorable refinancing terms.

        Currently, the Company's total consolidated debt is approximately
$485.8 million, and its total consolidated debt plus its proportionate share of total unconsolidated debt (other than Rowes Wharf) is approximately $578.5 million. The Company (together with an affiliate), and Equitable Life Assurance Society of the United States, on behalf of its Prime Property Fund ("Equitable"), the Company's joint venture partner in Rowes Wharf Associates, each hold one-half of the mortgage debt on the Rowes Wharf Property. See "Properties--Mortgage Indebtedness and Credit Facility." The Company's current consolidated mortgage indebtedness of approximately $451.8 million has maturities ranging from 1998 through 2008 and is secured by Properties. In addition, the Company currently has $34.0 million outstanding under its Credit Facility. The Company's proportionate share of its current total unconsolidated debt (excluding Rowes Wharf) consists of approximately $46.3 million on the One Post Office Square Property (in which the Company has a 50% general partner interest) and approximately $46.4 million on the 75-101 Federal Street
Property (in which the Company owns approximately 51.6% of the common stock of a private REIT that owns the Property).

        The Company currently has a policy of incurring debt only if upon such incurrence the Company's Debt to Market Capitalization Ratio (as defined below) would be 50% or less. For purposes of this policy, the Company's Debt to Market Capitalization Ratio is calculated as the Company's proportionate share of total consolidated and unconsolidated debt (excluding Rowes Wharf) as a percentage of the sum of the market value of outstanding shares of stock of the Company and Units plus the Company's proportionate share of total consolidated and unconsolidated debt (excluding Rowes Wharf). As noted, the Company (together with an affiliate) currently holds one-half of the Rowes Wharf mortgage indebtedness.

The Company's Debt to Market Capitalization Ratio is currently approximately 23.4%. Although the Company has adopted a Debt to Market Capitalization Ratio policy, the organizational documents of the Company do not contain any limitation on the amount of indebtedness the Company may incur. Accordingly, the Board of Directors could alter or eliminate this policy and would do so, for example, if it were necessary in order for the Company to continue to qualify as a REIT.

        The Company anticipates that only a small portion of the principal of the Company's mortgage indebtedness will be repaid prior to maturity. However, if the Company does not have funds sufficient to repay such indebtedness at maturity, the Company may need to refinance indebtedness through additional debt financing or equity offerings. If the Company is unable to refinance this indebtedness on acceptable terms, the Company may be forced to dispose of Properties upon disadvantageous terms, which could result in losses to the Company and adversely affect the amount of cash available for distribution to stockholders. If prevailing interest rates or other economic conditions result in higher interest rates at a time when the Company must refinance its indebtedness, the Company's interest expense would increase, which would adversely affect the Company's results of operations and its ability to pay expected distributions to stockholders. Further, if a Property or Properties are mortgaged to secure payment of indebtedness and the Company is unable to meet mortgage payments, the mortgagee could foreclose or otherwise transfer the Property or Properties, with a consequent loss of income and asset value to the Company. Even with respect to nonrecourse indebtedness, the lender may have the right to recover deficiencies from the Company in certain circumstances, including fraud and environmental liabilities.
See "Properties--Mortgage Indebtedness and Credit Facility."

        Risk of Adverse Effect of Increase in Market Interest Rates on Variable Interest Rates.

        Outstanding advances under the Credit Facility bear interest at a variable rate. The Company may incur additional variable rate indebtedness in the future. Accordingly, increases in interest rates could increase the Company's interest expense, which could adversely affect the Company's results of operations and its ability to pay expected distributions to stockholders. An increase in interest expense could also cause the Company to be in default under certain Credit Facility covenants.

Limits on Control and Other Risks Involved in Joint Ownership of Properties

        The Company holds (i) a 76% general and limited partner interest in the property partnership that owns the Center Plaza Property, (ii) a 50% general partner interest in the property partnership that owns the One Post Office Square Property, (iii) a 90% limited partner interest (through Beacon Property Management Corporation and Beacon Construction Company, Inc.) in Rowes Wharf Limited Partnership (a limited partnership that owns a 50% general partner interest in Rowes Wharf Associates, the entity that owns the hotel space and leases the office and retail space at the Rowes Wharf Property), (iv) a 10% general and limited partner interest in the property partnership that owns the Polk and Taylor Buildings Property, and (iv) approximately 51.6% of the common stock of a private REIT that holds a direct fee interest in the 75-101 Federal Street Property. The Company is not in a position to exercise sole decision making authority regarding One Post Office Square, Rowes Wharf, the Polk and Taylor Buildings, or 75-101 Federal Street. However, the Company is responsible for the day-to-day affairs of each of these Properties.

        Joint ownership of Properties may, under certain circumstances, involve risks not otherwise present in wholly-owned properties. Such risks include the possibility that the Company's partners or co-investors might become bankrupt, develop business interests or goals inconsistent with the business interests or goals of the Company, or take action contrary to the instructions or requests of the Company or contrary to the Company's policies or objectives, including the Company's policy with respect to maintaining its qualification as a REIT. Joint ownership also involves the potential risk of impasse on decisions, such as a sale, because neither the Company nor the partners or co-investors have full control over the entity owning the Property. Consequently, actions by such partners or co-investors might result in subjecting jointly-owned Properties to additional risk.

        The Company will, however, seek to maintain sufficient control of the entities holding jointly-owned Properties to permit the Company's business objectives to be achieved. Any capital contribution by the Company or the Operating Partnership to the property partnerships that own (directly or indirectly) the Rowes Wharf and Center Plaza Properties requires the approval of the Directors of the Company who are neither officers of the Company nor affiliated with The Beacon Companies. The Company's organizational documents do not limit the amount of available funds that may be invested in partnerships, joint ventures, or co-investments.

Limits on Ownership May Deter Changes in Management

        In order to maintain its REIT qualification, not more than 50% in value of the outstanding capital stock of the Company may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code of 1986, as amended (the "Code"), to include certain entities) during the last half of a taxable year (other than the first year) (the "Five or Fewer Requirement"). In order to protect the Company against the risk of losing its REIT status due to a concentration of ownership among its stockholders, the Articles of Incorporation of the Company limit ownership of the issued and outstanding Common Stock by any single stockholder to 6.0% of the aggregate value of the Company's shares of capital stock from time to time; provided, however, that entities whose ownership of Common Stock is attributed to the beneficial owners of such entities for purposes of the Five or Fewer
Requirement (such as pension trusts qualifying under Section 401(a) of the Code, United States investment companies registered under the Investment Company Act or 1940, as amended, partnerships, trusts, and corporations) are limited by the Company's Articles of Incorporation to holding no more than 9.9% of the aggregate value of the Company's shares of Common Stock. The Articles of Incorporation provide that the Board of Directors can waive these ownership limitations if the Board is satisfied, based upon the advice of tax counsel, that ownership in excess of these limits will not jeopardize the Company's status as a REIT, and further, that such waiver would be in the best interest of the Company. A transfer of shares to a person who, as a result of the transfer, would violate the ownership limitations will be void. Shares acquired or transferred in breach of the ownership limitations will be automatically converted into shares not entitled to vote or to participate in dividends or other distributions. In addition, shares acquired or transferred in breach of the ownership limitations may be purchased by the Company for the lesser of the price paid and the average closing price for the ten trading days immediately preceding redemption.

Real Estate Investment Risks

        General Risks.

        Investments of the Company are subject to the risks incident to the ownership and operation of commercial real estate generally. The yields available from equity investments in real estate depend on the amount of income generated and expenses incurred. If the Company's Properties do not generate revenues sufficient to meet operating expenses, including debt service and capital expenditures, the Company's results of operations and ability to make distributions to its stockholders will be adversely affected.

        A commercial property's revenues and value may be adversely affected by a number of factors, including the national, state and local economic climate; real estate conditions (such as oversupply of or reduced demand for space and changes in market rental rates); the perceptions of prospective tenants of the safety, convenience and attractiveness of the properties; the ability of the owner to provide adequate management, maintenance and insurance; the ability to collect all rent from tenants on a timely basis; the expense of periodically renovating, repairing and reletting spaces; and the increase of operating costs (including real estate taxes and utilities) that may not be passed through to tenants. Certain significant expenditures associated with investments in real estate (such as mortgage payments, real estate taxes, insurance and maintenance costs) are generally not reduced when circumstances cause a reduction in rental revenues from the property. If a property is mortgaged to secure the payment of indebtedness and if the Company is unable to meet its mortgage payments, a loss could be sustained as a result of foreclosure on the property or the exercise of other remedies by the mortgagee. In addition, real estate values and income from properties are also affected by such factors as compliance with laws, including tax laws, interest rate levels and the availability of financing.

        Risks of Acquisition Activities.

        The Company intends to acquire existing office and commercial properties to the extent that they can be acquired on advantageous terms and meet the Company's investment criteria. In light of current conditions in the Company's target market areas, the Company anticipates that in the near future additional properties will be added to the Company's portfolio through acquisitions rather than new development and construction. Acquisitions of commercial properties entail general investment risks associated with any real estate investment, including the risk that investments will fail to perform as expected or that estimates of the cost of improvements to bring an acquired property up to standards established for the intended market position may prove inaccurate.

        Risks of Development Activities.

        The Company also intends to continue the development of office and other commercial properties, in accordance with the Company's development and underwriting policies as opportunities arise in the future. Risks associated with such development activities include the risk that: the Company may abandon development opportunities after expending resources to determine feasibility; construction costs of a project may exceed original estimates; occupancy rates and rents at a newly completed property may not be sufficient to make the properties profitable; financing may not be available on favorable terms for development of a property; and construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs. Development activities are also subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy, and other required governmental permits and authorizations. If any of the foregoing occurs, the Company's ability to make expected distributions to stockholders could be adversely affected. In addition, new development activities, regardless of whether or not they are ultimately successful, typically require a substantial portion of management's time and attention.

        The Company anticipates that future development will be financed, in whole or in part, through additional equity offerings or under lines of credit or other forms of secured or unsecured construction financing that will result in the risk that, upon completion of construction, permanent financing for newly developed properties may not be available or may be available only on disadvantageous terms. If a project is unsuccessful, the Company's losses may exceed its investment in the project.

        Potential Adverse Effect on Results of Operations Due to Risks Associated With Tenant Defaults.

        Substantially all of the Company's income is derived from rental income from real property. Consequently, the Company's results of operations and ability to make expected distributions to stockholders could be adversely affected if a significant number of tenants at the Properties failed to meet their lease obligations. In the event of a default by a lessee, the Company may experience delays in enforcing its rights as lessor and may incur substantial costs in protecting its investment. Additionally, as a significant number of the Company's tenants are in the financial services, legal and accounting businesses, the Company's results of operations and ability to make expected distributions to stockholders would be adversely affected if these industries experienced a significant reduction in workforce. At any time, a tenant of the Properties may also seek protection under the bankruptcy laws, which could result in rejection and termination of such tenant's lease and thereby cause a reduction in the cash available for distribution by the Company. If a tenant rejects its lease, the Company's claim for breach of the lease would (absent collateral securing the claim) be treated as a general unsecured claim. The amount of the claim would be capped at the amount owed for unpaid pre-petition lease payments unrelated to the rejection, plus the greater of one year's lease payment or 15% of the remaining lease payments payable under the lease (but not to exceed the amount of three years' lease payments). No assurance can be given that the Company will not experience significant tenant defaults in the future.

        Potential Adverse Effect on Results of Operations Due to Risks Associated With Ground Leases.

        Three of the Properties are the subject of long-term ground leases. In the case of the lease on the office and retail portions of the Rowes Wharf Property, the landlord becomes the owner of the portion of the Property subject to the lease at the expiration of the term of the lease or at the earlier termination by reason of a breach of the lease by the tenant. The lease on the Rowes Wharf Property, which expires in 2065, does not contain an extension option but includes an option to purchase. The ground lease on the South Station Property expires in 2024. The landlord becomes the owner of the South Station Property at the expiration of the term of the ground lease or at the earlier termination by reason of a breach of the lease by the tenant. The Company will have the right to extend the lease for two additional 15-year terms, subject to the landlord's right to terminate such additional periods upon two years' notice and payment to the Company of certain termination payments. The Company's results of operations and ability to make expected distribution to Stockholders could be adversely affected to the extent the Properties subject to ground leases revert back to the landlord at the termination of the ground lease or the Company incurs additional expense by purchasing the ground under these Properties at the termination of these ground leases. The ground lease at 10880 Wilshire Boulevard expires in 2068. The Company will have an option to purchase the ground under 10880 Wilshire Boulevard at fair market value in 2001.

        Potential Adverse Effect on Results of Operations Due to Risks Associated With Market Illiquidity.

        Equity real estate investments are relatively illiquid. Such illiquidity will tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions, such as changes in the local or national real estate market. In addition, provisions of the Code limit the Company's ability to sell properties held for fewer than four years, which may affect the Company's ability to sell properties without adversely affecting returns to holders of Common Stock.

        Potential Adverse Effect on Results of Operations Due to Operating
        Risks.

        The Properties are subject to operating risks common to commercial real estate in general, any and all of which may adversely affect occupancy or rental rates. The Properties are subject to increases in operating expenses such as cleaning, electricity, heating, ventilation and air-conditioning; elevator repair and maintenance; insurance and administrative costs; and other general costs associated with security, landscaping, repairs and maintenance. While the Company's tenants are currently obligated to pay these escalating costs, there can be no assurance that tenants will agree to pay such costs upon renewal or that new tenants will agree to pay such costs. If operating expenses increase, the local rental market may limit the extent to which rents may be increased to meet such increased expenses without decreasing occupancy rates. While the Company implements cost-saving incentive measures at each of its Properties, if any of the foregoing occurs, the Company's results of operations and its ability to make distributions to stockholders could be adversely affected.

Risk of Investment in Mortgage Debt

        The Company may invest in mortgages that are secured by existing office and commercial properties in circumstances where the Company anticipates that such investments may result in the Company's acquisition of the related properties through foreclosure proceedings or negotiated settlements. In addition to the risks associated with investments in commercial office properties, investments in mortgage indebtedness present the additional risks that the fee owners of such properties may default in payments of interest on a current basis or file for bankruptcy, which may stay the Company's foreclosure of such mortgages and receipt of payments thereunder. Under such circumstances, the Company may not realize its anticipated investment return, and may sustain losses relating to such investments.

Risk of Adverse Effect on Results of Operations due to Possible Environmental Liabilities

        The Company's operating costs may be affected by the obligation to pay for the cost of complying with existing environmental laws, ordinances and regulations, as well as the cost of complying with future legislation. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under, or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow by using such real property as collateral. Persons who arrange for the transportation, disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is or ever was owned or operated by such person. Certain environmental laws and common law principles could be used to impose liability for releases of hazardous materials, including asbestos-containing materials ("ACMs"), into the environment, and third parties may seek recovery from owners or operators of real properties for personal injury associated with exposure to released ACMs or other hazardous materials. Environmental laws may also impose restrictions on the manner in which a property may be used or transferred or in which businesses may be operated, and these restrictions may require expenditures. In connection with the ownership and operation of the Properties, the Company may be potentially liable for any such costs. The cost of defending against claims of liability or remediating contaminated property and the cost of complying with such environmental laws could materially adversely affect the Company's results of operations and financial condition.

        Phase I environmental site assessments ("ESAs") have been conducted at all of the Properties by qualified independent environmental engineers. The purpose of Phase I ESAs is to identify potential sources of contamination for which the Properties may be responsible and to assess the status of environmental regulatory compliance. The ESAs have not revealed any environmental liability or compliance concerns that the Company believes would have a material adverse affect on the Company's business, assets, results of operations or liquidity, nor is the Company aware of any such liability or concerns. Nevertheless, it is possible that these ESAs did not reveal all environmental liabilities or compliance concerns or that material environmental liabilities or compliance concerns exist of which the Company is currently unaware.

        The Company has not been notified by any governmental authority, and has no other knowledge of, any material noncompliance, liability or claim relating to hazardous or toxic substances or other environmental substances in connection with any of its Properties except as previously disclosed in documents incorporated herein by reference.

Possible Additional Risks Associated with Investments in Subsidiaries

        The capital stock of each of Beacon Property Management Corporation, Beacon Construction Company, Inc. and Beacon Design Corporation (collectively, the "Subsidiary Corporations") is divided into two classes: voting and nonvoting common stock. Of the voting common stock, 99% is held by officers and/or directors of such Subsidiary Corporations (each of whom, as of the date of this Prospectus, is also an officer and/or director of the Company) and 1% is held by the Operating Partnership. Of the nonvoting common stock, 100% is held by the Operating Partnership. Management's 99% voting common stock represents 1% of the economic interests in each of the Subsidiary Corporations. Members of each Subsidiary Corporation's management, as the holders of 99% of the voting common stock, retain the ability to elect the board of directors of each of the Subsidiary Corporations. Although the nonvoting common stock and the voting common stock of each of the Subsidiary Corporations held by the Company represents 99% of the economic interests in such corporations, the Company is not able to elect directors. Its ability to influence the day-to-day decisions affecting these corporations may therefore be limited. As a result, the board of directors and management of each of the Subsidiary Corporations may implement business policies or decisions that would not have been implemented by persons controlled by the Company, and that are adverse to the interests of the Company or that could adversely impact the Company's results of operations. The bylaws of each of the Subsidiary Corporations require that the voting common stock in such Subsidiary Corporation be held by officers of such Subsidiary Corporation at all times and require holders of voting common stock to enter into an agreement to that effect.

Adverse Effect of Increase in Market Interest Rates on Price of Common Stock

        One of the factors that will influence the market price of the Common Stock in public markets is the annual yield on the price paid for shares of Common Stock from distributions by the Company. An increase in market interest rates may lead prospective purchasers of the Common Stock to demand a higher annual yield from future distributions. Such an increase in the required distributions yield may adversely affect the market price of the Common Stock.

                                   THE COMPANY

General

        The Company is a self-administered and self-managed REIT which owns a portfolio of Class A office properties and other commercial properties located in major metropolitan areas, including Boston, Atlanta, Chicago, Los Angeles, San Francisco and Washington, D.C. as well as commercial real estate development, acquisition, leasing and management businesses. Class A office properties generally are considered to be those that have excellent locations and access, attract high quality tenants, are well maintained and professionally managed, and achieve among the highest rent, occupancy and tenant retention rates within their markets. The Properties comprise approximately 16.3 million rentable square feet in the aggregate and, as of December 31, 1996, were 96% leased with over 1,100 tenants.

        The Company's business is conducted principally through the Operating Partnership, two subsidiary corporations and two subsidiary limited partnerships. The Company conducts third-party management operations through Beacon Property Management Corporation, a Delaware corporation (the "Management Company") and conducts third-party tenant space design services through Beacon Design Corporation, a Massachusetts corporation (the "Design Company"). Beacon conducts management operations for wholly-owned properties through Beacon Property Management, L.P., a Delaware limited partnership (the "Management Partnership") and conducts tenant space design services for wholly-owned properties through Beacon Design, L.P., a Delaware limited partnership (the "Design Partnership").

        The Company's executive offices are located at 50 Rowes Wharf in Boston, Massachusetts 02110 and its telephone number at that location is (617) 330-1400.

The Properties

        Set forth below are summary descriptions of the Properties.


                                           Year                                         Rentable        Percent Leased
                                           Built/      Ownership     Property           Area in            as of
                 Property                Renovated    Interest(1)    Location         Square Feet        12/31 1996
                 --------                ---------    -----------    --------         -----------        ----------
        Downtown Boston Office Market:
        75-101 Federal Street            1985-1988      51.6%        Boston, MA          812,000              92%
        One Post Office Square                1981        50%        Boston, MA          764,129              99%
        Center Plaza                     1966-1969        (2)        Boston, MA          649,359              93%
        150 Federal Street                    1988       100%        Boston, MA          530,279              99%
        Rowes Wharf                           1987        45%        Boston, MA          344,326             100%
        Russia Wharf                     1978-1982       100%        Boston, MA          314,596              98%
        2 Oliver Street-147 Milk
          Street                         1982-1988       100%        Boston, MA          271,000              97%
        175 Federal Street                    1977       100%        Boston, MA          203,349              94%
        South Station(3)                      1988       100%        Boston, MA          148,591             100%
                                                                                       ---------
                                                                                       4,037,629

        Greater Boston Suburban Office
          Market:
        Wellesley Office Park(4)         1963-1984       100%        Wellesley, MA       622,862             100%
        Crosby Corporate Center(5)       1995-1996       100%        Bedford, MA         336,000              88%
        Westwood Business Centre              1985       100%        Westwood, MA        160,400             100%
        New England Executive
          Park Portfolio(6)              1979-1985       100%        Burlington, MA      817,013              98%
                                                                                       ---------
                                                                                       1,936,275

        Cambridge Office Market:
        One Canal Park                        1987       100%        Cambridge, MA       100,300              94%
        Ten Canal Park                        1987       100%        Cambridge, MA       110,000              92%
        The Riverview Building(7)        1985-1986       100%        Cambridge, MA       263,227             100%
                                                                                       ---------
                                                                                         473,527

        Central Perimeter Atlanta
          Office Market:
        Perimeter Center Property(8)     1970-1989       100%        Atlanta, GA       3,302,136              98%
                                                                                       ---------

        Arlington County, Virginia
          Office Market:
        The Polk and Taylor Buildings         1970        10%        Arlington, VA       890,000             100%
        1300 North 17th Street                1980       100%        Rosslyn, VA         372,865              98%
        1616 North Ft. Meyer Drive            1974       100%        Rosslyn, VA         292,826              99%
                                                                                       ---------
                                                                                       1,555,691

        Fairfax County, Virginia
          Market:
        John Marshall I                       1981       100%        McLean, VA          261,364             100%
        E.J. Randolph                         1983       100%        McLean, VA          164,677              97%
        Northridge I                          1988       100%        Reston/             124,319             100%
                                                                     Herndon, VA       ---------
                                                                                         550,360
        Washington, D.C. Office
          Market:
        1333 H Street(9)                      1982       100%        Washington, D.C.    238,694              90%




                                       10

        Suburban Chicago Office
          Market:
        AT&T Plaza                            1984       100%        Oak Brook, IL       225,318             100%
        Tri-State International(10)           1986       100%        Lincolnshire, IL    548,000              74%
        Presidents Plaza(11)               1980-82       100%        Chicago, IL         791,000              90%
                                                                                       ---------
                                                                                       1,564,318

        West Los Angeles Office
          Market:
        10960 Wilshire Boulevard              1971       100%        Westwood, CA        543,804              89%
        10880 Wilshire Boulevard              1970       100%        Westwood, CA        531,176              85%
                                                                                       ---------
                                                                                       1,074,980

        Suburban Philadelphia Office
          Market:
        Westlakes Office Park(12)(13)    1988-1990       100%        Berwyn, PA          443,592              98%
                                                                                       ---------


        Silicon Valley Office/R&D
          Market:
        Shoreline Technology Park(14)    1985-1991       100%        Mountain            726,500             100%
                                                                     View, CA
        Lake Marriott Business Park(15)       1981       100%        Santa  Clara, CA    400,000             100%
                                                                                       ---------
                                                                                       1,126,500
                                                                                       =========
        Total Weighted Average                                                        16,303,702              96%


-----------------
 (1) The Company holds a general partner interest in One Post Office Square, a general partner and limited partner interest in Center Plaza and the Polk and Taylor Buildings and an indirect limited partner interest in Rowes Wharf Associates. The Company holds approximately 51.6% of the common stock of BeaMetFed, Inc., the entity that holds the fee title to the 75-101 Federal Street Property. The Company owns a 100% fee interest in the remaining Properties, with the exception of South Station, in which the Company holds a ground leasehold interest.

 (2) The Company holds a 1% general partner interest, a 75% limited partner interest and an option to purchase the remaining 24% limited partner interest in the partnership that owns the Center Plaza Property.

 (3) The Company owns a ground leasehold interest in the South Station Property which expires in 2024 but may be extended, at the Company's option, for two additional 15-year terms. Fee title to this Property is owned by an unaffiliated third party. This Property was originally built in the early 1900s and was fully rehabilitated in 1988. This Property includes a significant retail component.

 (4) The Wellesley Office Park consists of eight office buildings.

 (5) Crosby Corporate Center consists of six office buildings.

 (6) The New England Executive Park consists of nine of the thirteen office buildings located in the New England Executive Park, the remaining four of which are owner occupied.

 (7) The Riverview Building consists of two attached structures connected by a four-story atrium. Riverview I, a six-story office building, was constructed in 1909 and renovated in 1986. Riverview II, an eighteen-story structure with parking on the first nine floors, was constructed in 1985.

 (8) The Perimeter Center portfolio consists of 32 buildings and six ground leases.

 (9) Approximately 205,000 square feet of the 1333 H Street Property was built in 1982. The remaining approximately 34,000 square feet was renovated in 1982.

(10)  The Tri-State International Complex consists of five office buildings.

(11)  Presidents Plaza consists of four office buildings.

(12)  The Westlakes Office Park consists of four office buildings.

(13) The Company has entered into negotiations to sell Westlakes Office Park. There can be no assurance that these negotiations will be successful.

(14)  Shoreline Technology Park consists of twelve office buildings.

(15)  Lake Marriott Business Park consists of seven office buildings.

                          DESCRIPTION OF CAPITAL STOCK

        The description of the Company's capital stock set forth below does not purport to be complete and is qualified in its entirety by reference to the Company's Articles of Incorporation (the "Articles of Incorporation") and Bylaws (the "Bylaws"), each as amended, as in effect.

General

        Under the Articles of Incorporation, the Company has authority to issue up to 175 million shares of stock, consisting of 100 million shares of Common Stock, par value $.01 per share, 50 million shares of excess stock, par value $.01 per share ("Excess Stock") (as described below), and 25 million shares of preferred stock, par value $0.01 per share ("Preferred Stock"). Under Maryland law, stockholders generally are not responsible for the corporation's debts or obligations. As of April 23, 1997, there were 55,248,490 shares of Common Stock issued and outstanding and no Preferred Stock issued or outstanding. An additional 9,877,921 shares of Common Stock have been reserved for issuance upon the redemption of outstanding Units and for issuance pursuant to the Company's 1994 Stock Option and Incentive Plan, 1996 Stock Option Plan, and dividend reinvestment plan.

        The Articles of Incorporation authorize the Directors to classify or reclassify any unissued shares of capital stock by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption of such stock.

Common Stock

        Subject to the preferential rights of any other shares or series of shares and to the provisions of the Company's Articles of Incorporation regarding Excess Stock, each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of Directors and, except as otherwise required by law or except as provided with respect to any other class or series of stock, the holders of Common Stock will possess the exclusive voting power. There is no cumulative voting in the election of Directors, which means that the holders of a majority of the outstanding shares of Common Stock can elect all of the Directors then standing for election, and the holders of the remaining shares of Common Stock will not be able to elect any Directors.

        Common Stock must be the subject of an effective registration statement under the Securities Act, or be exempt from registration, before it can be transferred.

        Holders of Common Stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any securities of the Company.

        The Company intends to furnish its stockholders with annual reports containing audited consolidated financial statements and an opinion thereon expressed by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

        Subject to the provisions of the Company's Articles of Incorporation regarding Excess Stock, all shares of Common Stock will have equal dividend, distribution, liquidation and other rights, and will have no preference, appraisal or exchange rights.

        Pursuant to the Maryland General Corporation Law (the "MGCL"), a corporation generally cannot dissolve, amend its Articles of Incorporation, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes to be cast on the matter) is set forth in the corporation's Articles of Incorporation. The Company's Articles of Incorporation do not provide for a lesser percentage in such situations.

Preferred Stock

        Preferred Stock may be issued from time to time, in one or more series, as authorized by the Board of Directors. Prior to the issuance of shares of each series, the Board of Directors is required by the MGCL and the Company's Articles of Incorporation to fix for each series, subject to the provisions of the Company's Articles of Incorporation regarding Excess Stock, such terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption, as are permitted by Maryland law. Such rights, powers, restrictions and limitations could include the right to receive specified dividend payments and payments on liquidation prior to any such payments being made to the holders of some, or a majority, of the Common Stock. The Board of Directors could authorize the issuance of Preferred Stock with terms and conditions that could have the effect of discouraging a takeover or any other transaction that holders of Common Stock might believe to be in their best interests or in which holders of some, or a majority, of the Common Stock might receive a premium for their shares over the then-current market price of such shares. As of the date hereof, no shares of Preferred Stock are outstanding.

Transfer Agent

        The transfer agent and registrar for the Common Stock is Boston
EquiServe.

Restrictions on Transfers

        In order for the Company to qualify as a REIT under the Code, among other things, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year (other than the first year), and such shares of capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year) or during a proportionate part of a shorter taxable year. See "Federal Income Tax Considerations." In order to protect the Company against the risk of losing its status as a REIT on account of a concentration of ownership among its stockholders, the Articles of Incorporation, subject to certain exceptions, provide that no single holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 6.0% (the "Ownership Limit") of the aggregate value of the Company's shares of Common Stock. Pursuant to the Code, Common Stock held by certain types of entities, such as pension trusts qualifying under Section 401(a) of the Code, United States investment companies registered under the Investment Company Act, partnerships, trusts and corporations, will be attributed to the beneficial owners of such entities for purposes of the Five or Fewer Requirement (i.e., the beneficial owners of such entities will be counted as holders). The Company's Articles of Incorporation limit such entities to holding no more than 9.9% of the aggregate value of the Company's shares of capital stock (the "Look-Through Ownership Limit"). Any transfer of shares of capital stock or of any security convertible into shares of capital stock that would create a direct or indirect ownership of shares of capital stock in excess of the Ownership Limit or the Look-Through Ownership Limit or that would result in the disqualification of the Company as a REIT, including any transfer that results in the shares of capital stock being owned by fewer than 100 persons or results in the Company being "closely held" within the meaning of Section 856(h) of the Code, shall be null and void, and the intended transferee will acquire no rights to the shares of capital stock. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT. The Board of Directors may, in its sole discretion, waive the Ownership Limit and the Look-Through Ownership Limit if evidence satisfactory to the Board of Directors and the Company's tax counsel is presented that the changes in ownership will not then or in the future jeopardize the Company's REIT status and the Board of Directors otherwise decides that such action is in the best interest of the Company.

        Shares of capital stock owned, or deemed to be owned, or transferred to a stockholder in excess of the Ownership Limit or the Look-Through Ownership Limit will automatically be converted into shares of Excess Stock that will be transferred, by operation of law, to the Company as trustee of a trust for the exclusive benefit of the transferees to whom such shares of capital stock may be ultimately transferred without violating the Ownership Limit or the Look-Through Ownership Limit. While the Excess Stock is held in trust, it will not be entitled to vote, it will not be considered for purposes of any stockholder vote or the determination of a quorum for such vote, and, except upon liquidation, it will not be entitled to participate in dividends or other distributions. Any distribution paid to a proposed transferee of Excess Stock prior to the discovery by the

Company that capital stock has been transferred in violation of the provisions of the Company's Articles of Incorporation shall be repaid to the Company upon demand. The Excess Stock is not treasury stock, but rather constitutes a separate class of issued and outstanding stock of the Company. The original transferee stockholder may, at any time the Excess Stock is held by the Company in trust, transfer the interest in the trust representing the Excess Stock to any person whose ownership of the shares of capital stock exchanged for such Excess Stock would be permitted under the Ownership Limit or the Look-Through Ownership Limit, at a price not in excess of (i) the price paid by the original transferee-stockholder for the shares of capital stock that were exchanged into Excess Stock, or (ii) if the original transferee-stockholder did not give value for such shares (e.g., the stock was received through a gift, devise or other transaction), the average closing price for the class of shares from which such shares of Excess Stock were converted for the ten days immediately preceding such sale or gift. Immediately upon the transfer to the permitted transferee, the Excess Stock will automatically be converted back into shares of capital stock of the class from which it was converted. If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee of any shares of Excess Stock may be deemed, at the option of the Company, to have acted as an agent on behalf of the Company in acquiring the Excess Stock and to hold the Excess Stock on behalf of the Company.

        In addition, the Company will have the right, for a period of 90 days during the time any shares of Excess Stock are held by the Company in trust, to purchase all or any portion of the Excess Stock from the original transferee-stockholder at the lesser of (i) the price initially paid for such shares by the original transferee stockholder, or if the original transferee-stockholder did not give value for such shares (e.g., the shares were received through a gift, devise or other transaction), the average closing price for the class of stock from which such shares of Excess Stock were converted for the ten days immediately preceding such sale or gift, and (ii) the average closing price for the class of shares from which such shares of Excess Stock were converted for the ten trading days immediately preceding the date the Company elects to purchase such shares. The 90-day period begins on the date notice is received of the violative transfer if the original transferee-stockholder gives notice to the Company of the transfer or, if no such notice is given, the date the Board of Directors determines that a violative transfer has been made.

        These restrictions will not preclude settlement of transactions through the NYSE.

        Each stockholder shall upon demand be required to disclose to the Company in writing any information with respect to the direct, indirect and constructive ownership of capital stock as the Board of Directors deems necessary to comply with the provisions of the Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

        The Ownership Limit may have the effect of precluding acquisition of control of the Company unless the Board of Directors determines that maintenance of REIT status is no longer in the best interests of the Company.

                        FEDERAL INCOME TAX CONSIDERATIONS


        The Company believes it has operated, and the Company intends to continue to operate, in such a manner as to qualify as a REIT under the Code, but no assurance can be given that it will at all times so qualify.

        The provisions of the Code pertaining to REITs are highly technical and complex. The following is a brief and general summary of certain federal income tax considerations of an investment in the Company's Common Stock to the extent those considerations relate to the taxation of the Company and the tax treatment of Common Stock in the hands of a U.S. shareholder (as defined below). Goodwin, Procter & Hoar LLP has acted as counsel to the Company and has reviewed this summary and is of the opinion that to the extent that it constitutes matters of law, summaries of legal matters, or legal conclusions, this summary is accurate in all material respects. For the particular provisions that govern the federal income tax treatment of the Company and its stockholders, reference is made to Sections 856 through 860 of the Code and the regulations thereunder. The following summary is qualified in its entirety by such reference.

        The statements in this discussion and the opinion of Goodwin, Procter and Hoar LLP are based on current provisions of the Code, Treasury Regulations, the legislative history of the Code, existing administrative rulings and practices of the Service, and judicial decisions. No assurance can be given that future legislative, judicial, or administrative actions or decisions, which may be retroactive in effect, will not affect the accuracy of any statements in this Prospectus with respect to the transactions entered into or contemplated prior to the effective date of such changes.

        EACH INVESTOR IS ADVISED TO CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF AN INVESTMENT IN THE COMMON STOCK.

Taxation of the Company

        Under the Code, if certain requirements are met in a taxable year, a REIT generally will not be subject to federal income tax with respect to income that it distributes to its stockholders. However, the Company may be subject to federal income tax under certain circumstances including taxes at regular corporate rates on any undistributed REIT taxable income, the "alternative minimum tax" on its items of tax preference, and taxes imposed on income and gain generated by certain extraordinary transactions. If the Company fails to qualify during any taxable year as a REIT, unless certain relief provisions are available, it will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates, which could have a material adverse effect upon its stockholders.

        In addition to meeting a number of technical requirements, including requirements regarding distributions to shareholders, diversification of ownership and record keeping, to qualify as a REIT the Company must meet certain tests regarding the nature of its assets and its gross income. The Company is largely restricted under these tests to holding "real estate assets" (as defined in the Code) for investment (and not for resale) and relatively small amounts of investment securities. Accordingly, the Company's ability to diversify its holdings outside of investments in real estate is limited. The requirements of the statutory tests also impose certain requirements on the Company's leases with its tenants, including restrictions on the Company's ability to provide noncustomary services to its tenants. Because the Company's proportionate share of the assets and items of income of the Operating Partnership and its subsidiary partnerships are treated as assets and gross income of the Company, the same restrictions apply to the operations and investments of the Operating Partnership and the subsidiary partnerships. Further, changes in law, or in the interpretation of the law, may change the nature and effect of these restrictions or add additional restrictions to the manner in which the Company conducts its business.

        In the opinion of Goodwin, Procter & Hoar LLP, commencing with the taxable year ending December 31, 1994, the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and the Company's proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code. Investors should be aware, however, that opinions of counsel are not binding upon the Internal Revenue Service (the "Service") or any court. Moreover, Goodwin, Procter & Hoar LLP's opinion is based on various assumptions and is conditioned upon certain representations made by the Company as to factual matters, including representations regarding the nature of the Company's properties and the future conduct of the Company's business. The Company's qualification and taxation as a REIT depends upon the Company's ability to meet on a continuing basis, through actual annual operating results, the distribution levels, stock ownership, and other various qualification tests imposed under the Code. Goodwin, Procter & Hoar LLP will not review the Company's compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of the Company's operation for any particular taxable year will satisfy such requirements.

Taxation of U.S. shareholders

        The following is a brief and general summary of the material federal income tax considerations relating to the tax treatment of Common Stock in the hands of a U.S. shareholder (as defined below). The following assumes the Company has and will continue to qualify as a REIT. See "Taxation of the Company."

Taxation of Taxable U.S. Shareholders

        As long as the Company qualifies as a REIT, distributions made to the Company's taxable U.S. shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by such U.S. shareholders as ordinary income and will not be eligible for the dividends received deduction generally available to corporations. As used herein, the term "U.S. shareholder" means a holder of Common Stock that for U.S. federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source, or
(iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust, and that (v) is not an entity that has special status under the Code (such as a tax-exempt organization). Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the shareholder has held his Common Stock. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder's Common Stock, but rather will reduce the adjusted basis of such stock. To the extent that such distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a shareholder's Common Stock, such distributions will be included in income as long-term capital gain (or short-term capital gain if the shares of Common Stock have been held for one year or less) assuming the shares of Common Stock are a capital asset in the hands of the shareholder. In addition, any distribution declared by the Company in October, November, or December of any year and payable to a shareholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the shareholder on December 31 of such year, provided that the distribution is actually paid by the Company during January of the following calendar year.

        Shareholders may not include in their individual income tax returns any net operating losses or capital losses of the Company. Instead, such losses would be carried over by the Company for potential offset against its future income (subject to certain limitations). Taxable distributions from the Company and gain from the disposition of Common Stock will not be treated as passive activity income and, therefore, shareholders generally will not be able to apply any "passive activity losses" (such as losses from certain types of limited partnerships in which the shareholder is a limited partner) against such income. In addition, taxable distributions from the Company generally will be treated as investment income for purposes of the investment interest limitations. Capital gains from the disposition of shares of Common Stock (or distributions treated as such) will be treated as investment income only if the shareholder so elects, in which case such capital gains will be taxed at ordinary income rates. The Company will notify shareholders after the close of the Company's taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

Taxation of Shareholders on the Disposition of the Common Stock

        In general, any gain or loss realized upon a taxable disposition of the shares of Common

Stock by a shareholder who is not a dealer in securities will be treated as long-term capital gain or loss if the shares of Common Stock have been held for more than one year and otherwise as short-term capital gain or loss. However, any loss upon a sale or exchange of shares of Common Stock by a shareholder who has held such stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such shareholder as long-term capital gain. All or a portion of any loss realized upon a taxable disposition of shares of Common Stock may be disallowed if other shares of Common Stock are purchased within 30 days before or after the disposition.

Information Reporting Requirements and Backup Withholding

        The Company will report to its U.S. shareholders and the Service the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to distributions paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. A shareholder who does not provide the Company with his correct taxpayer identification number also may be subject to penalties imposed by the Service. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their nonforeign status to the Company. The Service issued proposed regulations in April 1996 regarding the backup withholding rules. These proposed regulations would alter the current system of backup withholding compliance.

Taxation of Tax-Exempt Shareholders

        Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"). While many investments in real estate generate UBTI, amounts distributed by the Company to an Exempt Organization generally should not constitute UBTI. However, if any Exempt Organization finances its acquisition of Common Stock with debt, a portion of its income from the Company will constitute UBTI pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under paragraphs (7),
(9), (17), and (20), respectively, of Code section 501(c) are subject to different UBTI rules, which generally will require them to characterize distributions from the Company as UBTI. In addition, in certain circumstances, a pension trust that owns more than 10% of the value of the Company's stock is required to treat a percentage of the dividends from the Company as UBTI (the "UBTI Percentage"). The UBTI Percentage is the gross income derived by the Company from an unrelated trade or business (determined as if the Company were a pension trust) divided by the gross income of the Company for the year in which the dividends are paid. The UBTI rules applies to a pension trust holding more than 10% of the value of the Company's stock only if (i) the UBTI Percentage is at least 5%, (ii) the Company qualifies as a REIT by reason of the modification of the Five or Fewer Requirement that allows the beneficiaries of the pension trust to be treated as holding stock of the Company in proportion to their actuarial interests in the pension trust, and (iii) either (A) one pension trust owns more than 25% of the value of the Company's stock or (B) a group of pension trusts individually holding more than 10% of the value of the Company's stock collectively own more than 50% of the value of the Company's stock.

        Investors are urged to consult their own tax advisors with respect to the appropriateness of an investment in the Common Stock offered hereby and with respect to the tax consequences arising under federal law and the laws of any state, municipality or other taxing jurisdiction, including tax consequences resulting from such investor's own tax characteristics. In particular, foreign investors should consult their own tax advisors concerning the tax consequences of an investment in the Company, including the possibility of United States income tax withholding on Company distributions.

                             REGISTERING STOCKHOLDER

        The following table sets forth certain information with respect to the Registering Stockholder, including the number of shares of Common Stock beneficially owned by the Registering Stockholder and the number of shares of Common Stock registered hereby. After completion of the offering, the Registering Stockholder's holdings will represent approximately 1% of all outstanding Common Stock. There can be no assurance that all or any of the shares of Common Stock offered hereby will be sold. If any are sold, the Registering Stockholder will receive all of the net proceeds from the sale of its respective shares of Common Stock offered hereby.


                                                             Number of Shares
                                                              of Common Stock
                                                            Beneficially Owned           Number of Shares
Registering Stockholder                                  Prior to the Offering(2)         Offered Hereby
-----------------------                                  ------------------------         --------------
Metropolitan Life Insurance Company(1)                            1,171,500                   585,750


-------------
(1) The Common Stock is being registered for the account of the Registering Stockholder who received or will receive the Common Stock in exchange for Units in the Operating Partnership.

(2) The Registering Stockholder holds 1,171,500 Units which are redeemable for cash; provided, however, that the Company may acquire any Unit tendered for redemption for one share of Common Stock (subject to certain adjustments in the event of stock dividends and stock splits). For purposes of this table, the Company has assumed that all Units will be tendered by the Registering Stockholder and that the Company will acquire such Units for Common Stock. Of the 1,171,500 Units, the Registering Stockholder may redeem 585,750 Units on or after June 27,1997 and the remaining 585,750 Units on or after December 27,1997.

                              PLAN OF DISTRIBUTION

        The Company will not receive any of the proceeds from this Offering. The shares of Common Stock offered hereby may be sold from time to time on the NYSE on terms to be determined at the time of such sales. The Registering Stockholder may also make private sales directly or through a broker or brokers. Alternatively, the Registering Stockholder may from time to time offer shares of Common Stock to or through underwriters, dealers or agents, who may receive consideration in the form of discounts and commissions; such compensation, which may be in excess of ordinary brokerage commissions, may be paid by the Registering Stockholder and/or the purchasers of the shares of Common Stock offered hereby for whom such underwriters, dealers or agents may act. The Registering Stockholder and any dealers or agents that participate in the distribution of the shares of Common stock offered hereby may be deemed to "underwriters" as defined in the Securities Act, and any profit on the sale of such shares of Common Stock offered hereby by them and any discounts, commissions or concessions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. The aggregate proceeds to the Registering Stockholder from sales of the shares of Common Stock offered by the Registering Stockholder hereby will be the purchase price of such Common Stock less any broker's commissions.

        To the extent required, the specific shares of Common Stock to be sold, the respective purchase prices and public offering prices, the names of any such agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in a prospectus supplement to this registration statement.

        The shares of Common Stock offered hereby may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices.

        In order to comply with the securities laws of certain states, if applicable, the shares of Common Stock offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states shares of Common Stock may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

         Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Common Stock offered may be restricted from engaging in market making activities with respect to the Common Stock. In addition, and without limiting the foregoing, the Registering Stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which may limit the timing of purchases and sales by the Registering Stockholder.

         If the Registering Stockholder offers shares of Common Stock to or through underwriters, the rules of the Securities and Exchange Commission permit the underwriters to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

         If the Registering Stockholder offers shares of Common Stock to or through underwriters and the underwriters create a short position in the Common Stock in connection with the offering i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Registration Statement, the underwriters may reduce that short position by purchasing Common Stock in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

         If the Registering Stockholder offers shares of Common Stock to or through underwriters, the underwriters may impose a penalty bid on certain underwriters and selling group members. This means that if the underwriters purchase shares of Common Stock in the open market to reduce the underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of the offering.

         In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

         If the Registering Stockholder offers shares of Common Stock to or through underwriters, neither the Registering Stockholder, the Company nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Registering Stockholder, the Company nor any of the underwriters makes any representation that the underwriters will engage in such transactions, or that such transactions, once commenced, will not be discontinued without notice.

        Under agreements into which the Company may enter, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act. In the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

        The Company will pay substantially all the expenses incurred by the Registering Stockholder and the Company incident to the Offering, but excluding any underwriting discounts, commissions, and transfers taxes.

        The Company has agreed to indemnify the Registering Stockholder against certain liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

        Certain legal matters will be passed upon for the Company by Goodwin, Procter & Hoar LLP, Boston, Massachusetts, a partnership including professional corporations, as corporate, securities and tax counsel to the Company. Gilbert
G. Menna, whose professional corporation is a partner of Goodwin, Procter & Hoar LLP, is an assistant secretary of the Company and owns in excess of 1,000 shares of the Company's Common Stock.


                                     EXPERTS

        The consolidated balance sheets of the Company as of December 31, 1996 and 1995 and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1996 and 1995 and for the period from May 26, 1994 to December 31, 1994, the combined statements of operations, owners' equity (deficit) and cash flows for the period January 1, 1994 to May 25, 1994 of The Beacon Group, predecessor to the Company, and the related financial statement schedules of the Company as of December 31, 1996, incorporated by reference herein from the Company's Annual Report on Form 10-K, as amended, for the year ended December 31, 1996, have been so incorporated in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in accounting and auditing.

        The statements of excess of revenues over specific operating expenses for each of 10880 Wilshire Boulevard in Westwood, California, Centerpointe in Fairfax, Virginia, and Westbrook Corporate Center in Westchester, Illinois for the year ended December 31, 1996, incorporated by reference herein from the Company's current report on Form 8-K dated March 27, 1997, as amended on the Form 8-K/A of the Company dated April 7, 1997, as amended, have been so incorporated in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in accounting and auditing.

        The statements of excess of revenues over specific operating expenses for each of Shoreline Technology Park in Mountain View, California, Lake Marriott Business Park in Santa Clara, California and President's Plaza in Chicago, Illinois for the year ended December 31, 1995, incorporated by reference herein from the Company's current report on Form 8-K dated December 20, 1996, as amended, have been so incorporated in reliance on the reports of Coopers & Lybrand, L.L.P., independent accountants, given on the authority of said firm as experts in accounting and auditing.

        The statements of excess of revenues over specific operating expenses for each of the Rosslyn Acquisitions in Rosslyn, Virginia, New England Executive Park in Burlington, Massachusetts, and 10960 Wilshire Boulevard in Westwood, California for the year ended December 31, 1995, incorporated by reference herein from the Company's current report on Form 8-K dated October 18, 1996, as amended, have been so incorporated in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

        The statements of excess of revenues over specific operating expenses for each of the Fairfax County Portfolio in Tysons Corner and Herndon, Virginia, 1333 H Street in Washington, DC, AT&T Plaza in Oak Brook, Illinois, and Tri-State International in Lincolnshire, Illinois for the year ended December 31, 1995, incorporated by reference herein from the Company's current report on Form 8-K dated July 23, 1996, as amended on the Form 8-K/A of the Company dated August 6, 1996, have been so incorporated in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in accounting and auditing.

        The statement of excess of revenues over specific operating expenses for Perimeter Center in Atlanta, Georgia for the year ended December 31, 1995, incorporated by reference herein from the Company's current report on Form 8-K dated February 15, 1996, as amended, has been so incorporated in reliance on the report of Coopers & Lybrand, L.L.P., independent accountants, given on the authority of said firm as experts in accounting and auditing.

================================================================================

    No person has been authorized in connection with the offering made hereby to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any other person. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Securities offered hereby to any person or by anyone in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof.


                                -----------------
                                TABLE OF CONTENTS

                                                          Page


AVAILABLE INFORMATION ....................................   2

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE ..........   2

RISK FACTORS .............................................   3

THE COMPANY ..............................................   9

DESCRIPTION OF CAPITAL STOCK .............................  13

FEDERAL INCOME TAX CONSIDERATIONS ........................  16

REGISTERING STOCKHOLDER ..................................  21

PLAN OF DISTRIBUTION .....................................  22

LEGAL MATTERS ............................................  23

EXPERTS ..................................................  23





                                 585,750 Shares





                                Beacon Properties
                                   Corporation



                                  Common Stock



                                   -----------
                                   PROSPECTUS
                                   -----------








                                    __, 1997


================================================================================

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.       Other Expenses of Issuance and Distribution

        The following table sets forth the estimated fees and expenses payable by the Company in connection with the issuance and distribution of the Common Stock registered hereby (all amounts except the registration fee are estimated):


Registration fee..............................................   $    5,481
Printing and duplicating expenses.............................       25,000
Legal fees and expenses.......................................       50,000
Accounting fees and expenses..................................       25,000
Miscellaneous.................................................        4,519

Total   ......................................................   $  110,000

Item 15.       Indemnification of Directors and Officers

        The Company's Articles of Incorporation and Bylaws provide certain limitations on the liability of the Company's Directors and officers for monetary damages to the Company. The Articles of Incorporation, and the Bylaws obligate the Company to indemnify its Directors and officers, and permit the Company to indemnify its employees and other agents, against certain liabilities incurred in connection with their service in such capacities. These provisions could reduce the legal remedies available to the Company and the stockholders against these individuals.

        The Company's Bylaws require it to indemnify its officers, Directors and certain other parties to the fullest extent permitted from time to time by Maryland law. The Maryland General Corporation Law permits a corporation to indemnify (a) any present or former Director or officer who has been successful, on the merits or otherwise, in the defense of a proceeding to which he was made a party by reason of his service in that capacity, against reasonable expenses incurred by him in connection with the proceeding and (b) any present or former Director or officer against any claim or liability unless it is established that
(i) his act or omission was committed in bad faith or was the result of active or deliberate dishonesty, (ii) he actually received an improper personal benefit in money, property or services or (iii) in the case of a criminal proceeding, he had reasonable cause to believe that his act or omission was unlawful. The Maryland General Corporation Law also permits the Company to provide indemnification and advance expenses to a present or former Director or officer who served a predecessor of the Company in such capacity, and to any employer or agent of the Company or a predecessor of the Company.

        The Company has entered into indemnification agreements with each of its executive officers and Directors. The indemnification agreements require, among other things, that the Company indemnify its officers and Directors to the fullest extent permitted by law and advance to the officers and Directors all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. Under these agreements, the Company must also indemnify and advance all expenses incurred by officers and Directors seeking to enforce their rights under the indemnification agreements and may cover officers and Directors under the Company's Directors' and officers' liability insurance. Although the form of indemnification agreement offers substantially the same scope of coverage afforded by law, it provides additional assurance to Directors and officers that indemnification will be available because, as a contract, it cannot be modified unilaterally in the future by the Board of Directors or the stockholders to eliminate the rights it provides. It is the position of the SEC that indemnification of directors and officers for liabilities under the Securities Act is against public policy and unenforceable pursuant to Section 14 of the Securities Act.

Item 16. Exhibits

      4.1 (1)   Articles of Incorporation.

      4.2 (2)   Bylaws.

      5.1 Opinion of Goodwin, Procter & Hoar LLP as to the legality of the Common Stock being registered.

      8.1 Opinion of Goodwin, Procter & Hoar LLP as to certain tax matters.

     23.1       Consent of Coopers & Lybrand L.L.P., Independent Accountants.

     23.2       Consent of Goodwin, Procter & Hoar  LLP (included in
                Exhibit 5.1 hereto).

     24.1       Power of Attorney (included on the signature page hereto).

----------------------

(1) Previously filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 1994 and incorporated herein by reference.

(2) Previously filed as an exhibit to Registrant's Registration Statement on Form S-3 (File No. 333-17237) and incorporated herein by reference.

Item 17. Undertakings

        (a)    The undersigned Registrant hereby undertakes:

                (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement;

                (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the change in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

                (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

        provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) herein do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the undersigned registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement;

               (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b) The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts on this 24th day of April, 1997.

                                     BEACON PROPERTIES CORPORATION

                                     By: /s/ Alan M. Leventhal
                                        ----------------------------------
                                         Alan M. Leventhal
                                         President and Chief Executive Officer



                                POWER OF ATTORNEY


         KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned officers and Directors of Beacon Properties Corporation, hereby severally constitute Alan M. Leventhal and Lionel P. Fortin, and each of them singly, as our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Registration Statement filed herewith and any and all amendments to said Registration Statement (or any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and generally to do all such things in our names and in our capacities as officers and Directors to enable Beacon Properties Corporation to comply with the provisions of the Securities Act of 1933, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.


         Signature                                   Capacity                                     Date
         ---------                                   --------                                     ----
/s/ Alan M. Leventhal
--------------------------------                     President, Chief Executive              April 24, 1997
Alan M. Leventhal                                    Officer and Director
                                                     (Principal Executive Officer)

/s/ Edwin N. Sidman
--------------------------------                     Chairman of the Board                   April 24, 1997
Edwin N. Sidman                                      of Directors

/s/ Lionel P. Fortin
--------------------------------                     Executive Vice President,               April 24, 1997
Lionel P. Fortin                                     Chief Operating Officer,
                                                     and Director

/s/ Robert J. Perriello
--------------------------------                     Senior Vice President and               April 24, 1997
Robert J. Perriello                                  Chief Financial Officer
                                                     (Principal Financial Officer
                                                     and Accounting Officer)
/s/ Norman B. Leventhal
--------------------------------                     Director                                April 24, 1997
Norman B. Leventhal





                                      II-4

--------------------------------                     Director
Graham O. Harrison

/s/ William F. McCall, Jr.
--------------------------------                     Director                                April 24, 1997
William F. McCall, Jr.


---------------------------------                    Director
Steven Shulman


---------------------------------                    Director
Scott M. Sperling

/s/ Dale F. Frey
---------------------------------                    Director                                April 24, 1997
Dale F. Frey


                                  EXHIBIT INDEX
                                  -------------

Exhibit No.         Description
----------          -----------
      4.1 (1)       Articles of Incorporation.

      4.2 (2)       Bylaws.

      5.1 Opinion of Goodwin, Procter & Hoar LLP as to the legality of the Securities being registered.

      8.1 Opinion of Goodwin, Procter & Hoar LLP as to certain tax matters.

     23.1           Consent of Coopers & Lybrand L.L.P., Independent
                    Accountants.

     23.2           Consent of Goodwin, Procter & Hoar  LLP (included in
                    Exhibit 5.1 hereto).

     24.1           Power of Attorney (included on the signature page hereto).


-----------------
(1) Previously filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 1994 and incorporated herein by reference.

(2) Previously filed as an exhibit to Registrant's Registration Statement on Form S-3 (File No. 333-17237) and incorporated herein by reference.